Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi and Google to develop new healthcare Innovation Lab

PARIS – June 18, 2019 – Sanofi and Google will establish a new virtual Innovation Lab with the ambition to radically transform how future medicines and health services are delivered by tapping into the power of emerging data technologies.

“We stand on the forefront of a new age for biology and human health, with the opportunity to transform healthcare through partnerships with pioneering technology and analytics companies,” says Ameet Nathwani, M.D., Chief Digital Officer, Chief Medical Officer & Executive Vice President, Medical at Sanofi. “Combining Sanofi’s biologic innovations and scientific data with Google’s industry-leading capabilities, from cloud computing to state-of-the-art artificial intelligence, we aspire to give people more control over their health and accelerate the discovery of new therapies.”

The collaboration aims to change how Sanofi develops new treatments and will focus on three key objectives: to better understand patients and diseases, to increase Sanofi’s operational efficiency, and to improve the experience of Sanofi’s patients and customers.

“Life sciences companies are looking to data driven, digital innovation to help fuel the creation of accessible healthcare solutions,” said Thomas Kurian, CEO, Google Cloud. “We look forward to collaborating with Sanofi to help accelerate the cycle of healthcare innovation to populations throughout the world.”

The Innovation Lab will develop both scientific and commercial solutions

Sanofi and Google will leverage deep analytics across data sets to better understand key diseases and extract related patient insights. This will enable Sanofi to research and develop more personalized approaches to treatment and identify accompanying technologies to improve health outcomes. The companies will apply technology and analytics on Sanofi’s large real world database to better understand what treatments work for patients. This aims to result in an improved ability to offer personalized treatment advice, thus optimizing patient care and reducing healthcare costs.

Sanofi and Google also plan to apply artificial intelligence (AI) across diverse datasets to better forecast sales and inform marketing and supply chain efforts. Using AI will take into account real-time information as well as geographic, logistic and manufacturing constraints to help the accuracy of these complex activities.

Additionally, Sanofi IT will be modernizing its infrastructure by migrating some existing business applications to Google Cloud Platform (GCP). By leveraging automation,

scalability, and agility – along with increases in data and analytic capabilities – Sanofi will accelerate and simplify legacy management, provide easy access to recent technologies and its integration into business plans. The transition to GCP will maximize operational cost efficiency and support business objectives, including the Innovation Lab.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Anna Robinson Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2018. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.